Exhibit 99.46

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Years Ended December 31, 2023 and 2022

Dated: February 29, 2024

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

GENERAL INFORMATION

This management’s discussion and analysis (`MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the year ended December 31, 2023 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the consolidated annual financial statements for the years ended December 31, 2023 and 2022 and the notes thereto (together the “Annual Financial Statements”), and other corporate filings, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see “Note Regarding Forward-Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dr. Darryl Clark, P Geo., IsoEnergy Executive Vice-President, Exploration and Development. Dr. Clark is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

All chemical analyses disclosed in this MD&A were completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East, Tony M, Radio and Thorburn Lake Projects, including its quality assurance and quality control procedures, please see the technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and filed on August 11, 2022, “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” prepared by SLR International Corporation and filed on December 13, 2022, “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and filed on October 14, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and filed on October 14, 2016, on the Company’s profile at www.sedarplus.ca, except for Tony M, which is filed under the profile of Consolidated Uranium Inc. (“Consolidated Uranium”).

Historical drilling results at Geiger discussed herein are derived from historical reports and have not been independently verified by IsoEnergy. The historical work and reports were completed in accordance with contemporary industry standards and are considered sufficiently reliable for qualitative evaluation.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

1

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets.

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

2

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

ABOUT ISOENERGY

IsoEnergy was incorporated on February 2, 2016 under the Business Corporations Act (British Columbia) to acquire certain exploration assets of NexGen Energy Ltd. (“NexGen”). On October 19, 2016, IsoEnergy was listed on the TSX Venture Exchange (“TSXV”). As of the date hereof, NexGen holds 32.9% of the outstanding IsoEnergy common shares.

The principal business activity of IsoEnergy is the acquisition, exploration and development of uranium mineral properties in Canada, the United Sates and Australia.

On December 5, 2023, the Company and Consolidated Uranium completed a share-for-share merger pursuant to an arrangement agreement (the “Arrangement Agreement”) entered into on September 27, 2023 (the “Arrangement” or the “Merger”). The Merger created a leading, globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s substantial historical mineral resource base; high-quality, past-producing uranium mines in Utah; and a strategic portfolio of highly prospective uranium exploration properties in Canada, the United States, Australia and Argentina. The Company’s projects are at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices.

The Company is currently advancing it’s Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit, which has the world's highest grade Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

3

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

IsoEnergy’s uranium mineral properties are reflected below.

1.	The Rim Mine remains a pre-resource asset

2.	“With Resource” includes assets with current and historical mineral resource estimates; a Qualified Person has not done sufficient work to classify the historical estimates as current mineral resources or mineral reserves and IsoEnergy is not treating the historical estimates as current mineral resources or mineral reserves. See Appendix for additional details.

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As at December 31, 2023, the Company had cash of $37,033,250, an accumulated deficit of $60,410,155 and working capital of $51,644,330.

2023 AND YEAR-TO-DATE 2024 HIGHLIGHTS

•	2023 Winter Exploration Program in the Athabasca Basin

On January 12, 2023, the Company announced its winter exploration program in the Athabasca Basin consisting of 6,800m of diamond drilling at Larocque East and Hawk, in addition to ground geophysical surveys at Larocque East and Geiger. Initial results announced in April 2023 defined additional prospects for follow up.

•	Appointment of Vice President, Exploration

On January 27, 2023, Dr. Darryl Clark was appointed Vice President, Exploration, effective March 1, 2023.

•	2023 Summer Exploration Program in the Athabasca Basin

On June 19, 2023, the Company announced its summer exploration program in the Athabasca Basin with a focus on drill testing areas identified for potential resource expansion at the Hurricane deposit. Additionally, the Company announced it will use industry leading innovative technology to conduct an Ambient Noise Tomography (ANT) survey on Hurricane, and the surrounding area.

The Company also announced 4,700m of drilling at Larocque East, Ranger and Hawk projects in addition to airborne geophysical surveying at the East Rim, Trident, Collins Bay Extension and Full Moon projects.

4

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

•	Investment in Latitude Uranium Inc.

On April 5, 2023, the Company subscribed for 5,714,300 subscription receipts (“Latitude Subscription Receipts”) of Latitude Uranium Inc. (previously Labrador Uranium Inc.) (“Latitude Uranium”) at a price of $0.35 per Latitude Subscription Receipt for total consideration of $2,000,005.

On June 19, 2023, in connection with completion of Latitude Uranium’s acquisition of a 100% interest in the Angilak Uranium Project in Nunavut Territory from ValOre Metals Corp., the Latitude Subscription Receipts were converted into one unit of Latitude Uranium, consisting of one common share of Latitude Uranium and one-half of one common share purchase warrant, exercisable at a price of $0.50 at any time on or before April 5, 2026.

This investment provides IsoEnergy with exposure to a prospective area of interest to the Company.

•	Mountain Lake option agreement

The Company and Consolidated Uranium agreed on August 2, 2023 to extend the expiry date of Consolidated Uranium’s option to acquire the Company’s Mountain Lake property in Nunavut, Canada from August 3, 2023 to December 31, 2023. The agreement was terminated in connection with completion of the Merger, with the Company retaining full ownership of Mountain Lake.

•	Results of the 2023 Summer Exploration Work in the Athabasca Basin

On October 24, 2023, the Company announced the results of the exploration activities on its projects in the Athabasca Basin. A total of 5,270 metres were completed in 11 drill holes on the Larocque East, Hawk and Ranger projects. Mineralization was intersected in the west end of the Hurricane deposit at Larocque East, and prospective intervals of strong structural disruption, clay alteration and desilicification were intersected on conductive corridors with significant untested strike length at Hawk and Ranger.

Innovative ANT surveys were completed on the Larocque East, Hawk and East Rim projects in collaboration with FLEET (see “Discussion of Operations” below). A significant low velocity response, interpreted to represent alteration, is spatially associated with the Hurricane deposit and 3D models from these surveys will be integrated with other drill hole and geophysical information to generate targets for future drilling. A compelling 1-kilometre-long ANT target has been defined along strike of the Hurricane deposit with the same footprint as the feature associated with Hurricane.

Similarly at Hawk, HK23-08 was drilled 850 metres south of a 2-kilometre-long ANT velocity anomaly that is situated within a north-northeast trending regional corridor defined by a magnetic low and coincident ZTEM conductivity.

•	Merger with Consolidated Uranium Inc.

The Arrangement

On December 5, 2023, the Company and Consolidated Uranium completed the Merger announced on September 27, 2023, whereby the Company acquired all of the issued and outstanding common shares of Consolidated Uranium (the “Consolidated Uranium Shares”) not already held by the Company. Pursuant to the Arrangement, Consolidated Uranium shareholders received 0.500 common shares of the Company for each Consolidated Uranium Share held (the “Exchange Ratio”). In aggregate, the Company issued 52,164,727 common shares under the Arrangement.

The Arrangement was effected by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (Ontario), which required (i) the approval of the Ontario Superior Court of Justice (Commercial List), granted on December 1, 2023, and (ii) the approval of (A) 66 2/3% of the votes cast on the resolution (the “Arrangement Resolution”) to approve the Arrangement by the Consolidated Uranium shareholders; and (B) a simple majority of the votes cast on the Arrangement Resolution by Consolidated Uranium shareholders, excluding Consolidated Uranium Shares held or controlled by persons described in terms (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, which was obtained at a special meeting of the Consolidated Uranium shareholders held on November 28, 2023 to consider the Arrangement.

5

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

In connection with the Merger, on December 5, 2023, the Company assumed Consolidated Uranium’s obligations pursuant to its outstanding share purchase warrants. As a result, the Company may be obligated to issue up to 1,489,731 common shares of the Company, after taking into account the Exchange Ratio, upon the exercise of warrants, expiring between December 30, 2023 and March 4, 2024 with exercise prices between $1.46 and $3.30 per common share of the Company. The Company also issued 3,273,898 replacement stock options in exchange for outstanding Consolidated Uranium stock options, after taking into account the Exchange Ratio, expiring between December 5, 2024 and January 6, 2028 with exercise prices between $0.59 and $5.10 per common share of the Company. All replacement stock options issued were fully vested at the time of issue.

Details regarding these and other terms of the Merger are set out in the Arrangement Agreement as well as in Consolidated Uranium’s management information circular prepared in connection with the Arrangement, available under the SEDAR+ profiles of IsoEnergy and Consolidated Uranium, respectively, at www.sedarplus.ca.

Management and Board Changes

Following the Merger, IsoEnergy’s board of directors now consists of six directors, including Richard Patricio as Chair, Leigh Curyer as Vice Chair, Chris McFadden, Peter Netupsky, Philip Williams, and Mark Raguz.

The senior management team of IsoEnergy now includes Philip Williams as Chief Executive Officer, Tim Gabruch as President, Graham du Preez as Chief Financial Officer, Marty Tunney as Chief Operating Officer, Darryl Clark as Executive Vice President Exploration and Development, Dan Brisbin as Vice President, Exploration and Jason Atkinson as Vice President, Corporate Development.

•	$36.6 Million Private Placement

On December 5, 2023, concurrently with the completion of the Merger, the Company issued 8,134,500 common shares at a price of $4.50 per share for gross proceeds of $36,605,250. This financing was initially closed in escrow on October 19, 2023, with the Company issuing 8,134,500 subscription receipts each entitling the holder to one common share of the Company on the completion of the Merger. A cash commission of up to 6.0% of the gross proceeds of the financing was paid to the brokers involved in the private placement (reduced to 3.0% or nil for subscriptions made by certain specified purchasers, as agreed by the agents and the Company).

•	Investment in Atha Energy

On December 28, 2023, the Company subscribed for 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitles the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium announced on December 7, 2023.

The investment in Atha Energy provides the Company with exposure to an emerging consolidator of prospective uranium exploration properties in Canada.

•	Stock options and warrants

In the year ended December 31, 2023, the Company issued 1,862,166 common shares on the exercise of stock options for proceeds of $1,571,805 and 246,622 common shares on the exercise of warrants for proceeds of $478,244. The Company granted, in addition to the replacement options resulting from the Merger referred to above, 4,467,500 stock options with a weighted average exercise price of $3.50 during the year. Subsequent to year end, a further 526,695 common shares were issued on the exercise of stock options for proceeds of $1,449,776 and 891,752 common shares were issued on the exercise of warrants for proceeds of $2,942,782.

6

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

•	Commencement of 2024 Winter Exploration in the Athabasca Basin

On January 15, 2024, the Company announced an 8,250-metre drill program with a budget of $4 million focused on Larocque East and Hawk. The program will drill test ANT targets to the east of the Hurricane deposit at the Larocque East Project and new targets generated in 2023 at the Hawk Project.

•	$23 Million Flow Through Financing

On February 9, 2024, the Company closed a brokered “bought deal” private placement of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The underwriters of the private placement were paid a cash commission of 6.0% of the gross proceeds of the financing. The proceeds from the flow-through financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada)) by December 31, 2025 and the Company is required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2024.

7

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

DISCUSSION OF OPERATIONS

Year ended December 31, 2023

During the year ended December 31, 2023, the Company incurred $11,688,302 of net exploration spending (excluding a loss on disposal of assets) primarily on its exploration properties in the Athabasca Basin, as set out below. Expenditure on the properties acquired in the Merger is included for the 26 days from closing of the transaction on December 5, 2023 to December 31, 2023. See “Outlook” below for future exploration plans.

	Canada	United States	Australia	Argentina	Total
Drilling	$4,305,836	$-	$-	$-	$4,305,836
Geological & geophysical	2,816,357	-	-	-	2,816,357
Camp costs	1,501,728	-	-	-	1,501,728
Labour & wages	1,070,334	26,322	27,223	57,678	1,181,557
Geochemistry & Assays	130,962	-	-	-	130,962
Engineering	118,618	-	-	-	118,618
Extension of time payments/(refunds)	(292,083)	-	-	-	(292,083)
Travel and other	347,992	25,196	25,510	8,615	407,313
Cash expenditures	9,999,744	51,518	52,733	66,293	10,170,288
Share-based compensation	1,401,468	95,357	-	21,190	1,518,015
Total expenditures	$11,401,212	$146,875	$52,733	$87,483	$11,688,303

Canada – Athabasca Basin, Saskatchewan

Expenditure on the Company’s properties in the Athabasca Basin was as follows during 2023:

	Hawk	Larocque East	Ranger	Geiger	Other	Total
Drilling	$2,097,494	$1,398,963	$809,051	$-	$328	$4,305,836
Geological & geophysical	654,314	894,943	3,850	239,087	1,024,163	2,816,357
Camp costs	823,570	497,452	92,069	85,877	2,760	1,501,728
Labour & wages	327,015	351,389	123,657	62,734	205,539	1,070,334
Geochemistry & Assays	69,913	47,858	12,894	255	42	130,962
Engineering	-	118,618	-	-	-	118,618
Extension of time payments	(58,659)	-	47,473	-	(280,897)	(292,083)
Travel and other	169,368	123,637	27,449	7,086	12,019	339,559
Cash expenditures	4,083,015	3,432,860	1,116,443	395,039	963,954	9,991,311
Share-based compensation	291,914	436,304	183,912	93,277	396,061	1,401,468
Total expenditures	$4,374,929	$3,869,164	$1,300,355	$488,316	$1,360,015	$11,392,779

8

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 1 – Athabasca Basin Property Location Map

Hawk Project

Winter 2023 – Diamond Drilling

Drilling at Hawk for the 2023 winter program concluded in March 2023 with the primary objective of testing electromagnetic conductors identified in the 2022 geophysical survey. Winter drilling comprised five diamond drill holes totaling 4,273 metres.

The first-pass drilling was successful, intersecting graphitic conductors and prospective brittle structures in the southern half of the property. Basal sandstone intersected in HK23-03 are pervasively bleached with metre-scale zones of structure, desilicification, clay alteration, and “grey” sulphate related alteration which increase in strength near the unconformity. In HK23-05A, located 350 metres north, the upper and middle sandstone contain metre scale zones of fractured and fault disrupted sandstone, with the middle structure associated with desilicification, clay alteration, and bleaching. Anomalous radioactivity associated with sulphide mineralization was intersected at the unconformity of HK23-05A up to 350 counts per second (Figure 2).

9

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Radioactive intersections encountered during the 2023 winter drilling program were as follows:

	From	To	Length	Chemical Assays		Orientation	Hole Length
Hole-ID	(m)	(m)	(m)	U-p (ppm)	Ni-p (ppm)	(Azm/Dip)	(m)
HK23-05A	693.5	694	0.5	38.40	89.90	122/-80	725
	672.3	672.8	0.5	23.80	18.40	122/-80	725
	672.8	673.3	0.5	8.24	39.60	122/-80	725
	673.3	673.8	0.5	6.54	107.00	122/-80	725
HK23-08	673.8	674.3	0.5	22.30	77.60	122/-80	725
	674.3	674.8	0.5	99.40	246.00	122/-80	725
	674.8	675.3	0.5	46.90	521.00	122/-80	725
	675.3	675.8	0.5	21.90	215.00	122/-80	725
	675.8	676.31	0.51	27.60	159.00	122/-80	725

Winter 2023 –Ground EM Surveying

The Company completed the inversion of historic Z-Axis Tipper Electromagnetic (ZTEM) data along with an additional 36 kilometres of fixed-loop electromagnetic geophysical surveying over its Hawk property early in 2023. The ZTEM inversion highlights the extent of the conductive trend within the property and correlates well with the ground EM data that has been collected over the past two years, as shown in Figure 2.

Summer 2023 - ANT Surveying

An ANT survey was completed on the south-western portion of the Hawk property, using EXOSPHERE BY FLEET®. ExoSphere technology by Fleet Space consists of laying an array of 64 lightweight, battery-powered surface sensors called Geodes over a 2 km² survey grid to measure naturally occurring environmental seismic vibrations in the ground (caused by wave action, weather, and anthropogenic activities) over a six-day period. The Geodes collect and deliver information in near real-time to Fleet Space’s satellite network.

The ANT survey at Hawk, conducted over 7.3 kilometres of the main north-northeast trending ZTEM conductivity corridor, has defined a large velocity low anomaly (Figure 2) that is coincident with both the on-strike projection of the altered brittle fault zone intersected in drill holes HK23-03/05A/08 and the strong conductor picks identified in the winter 2023 ground EM survey. Similar to the ANT signature that is associated with the Hurricane deposit, the velocity low is interpreted as the result of a large hydrothermal system that has altered the sandstone cover sequence above the unconformity target.

Summer 2023 – Diamond Drilling

Drilling at Hawk totaled 1,796 metres and tested electromagnetic conductors identified in the 2022/2023 geophysical surveys. Summer drilling comprised two holes that were completed to target and two holes that encountered poor ground conditions in the upper sandstone cover sequence and had to be abandoned as a result (Figure 2), leaving a highly prospective untested target that is expected to be tested during a future drill program. Drilling successfully intersected prospective brittle structures and alteration in hole HK23-08. The basal sandstone in hole HK23-08 is moderately bleached with metre-scale zones of desilicification and illite/chlorite clay alteration that are associated with structure. A broken and illite/chlorite clay altered fault zone was intersected in the basement from 691 to 707 metres downhole. The unconformity surface is offset by this fault zone, and a sandstone wedge is present within the fault zone between 691 and 693 metres (Figure 2). There is an approximately 16.75 metre west-side-up reverse component of displacement of the unconformity.

10

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 2 – Hawk map with 2023 drill hole collars, outline of ANT survey low velocity zones at the unconformity, and conductors interpreted from 2023 winter ground EM survey results superimposed on a plan view 100 metres below the unconformity of the 3D inversion of the historic ZTEM data. The main ANT low velocity zone is on the ZTEM conductivity corridor northeast along strike of drill holes HK23-03, 05A and 08 that intersected indicative structural disruption and alteration.

11

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Outlook: Winter 2024 – Diamond Drilling and geophysics

Drilling on a 5,100-metre program commenced late in January 2024 to test a two kilometre long ANT and electromagnetic (EM) anomaly spatially associated with elevated radioactivity, sandstone alteration and brittle deformation both in the basement and the sandstone rocks.

A ground electromagnetic (EM) survey is also planned along the northeastern extension of the ANT and conductivity anomaly to identify new targets for drilling.

Larocque East Project

Hurricane Initial Resource Estimate

On July 18, 2022, IsoEnergy announced an initial Resource Estimate for the Hurricane uranium deposit on its Larocque East Project in the eastern Athabasca Basin of Saskatchewan.

Highlights of the Resource Estimate are:

•	Indicated Mineral Resources of 48.61 million lb U3O8 based on 63,800 tonnes grading 34.5% U3O8, including 43.89 million lb U3O8 at an average grade of 52.1% U3O8 within the high-grade domain

•	Inferred Mineral Resources of 2.66 million lb U3O8 based on 54,300 tonnes grading 2.2% U3O8

•	Indicated Mineral Resources are highly insensitive to cut-off grade due to the high-grade and compact nature of the Hurricane deposit

The following is a summary of the Resource Estimate (as of July 8, 2022):

Category	Domain	Tonnage (000 t)	Grade (% U3O8)	Contained metal (Million lb U3O8)
Indicated	High-Grade	38.2	52.1	43.89
	Medium-Grade	25.6	8.4	4.72
	Low-Grade	-	-	-
Indicated Total		63.8	34.5	48.61
Inferred	High-Grade	-	-	-
	Medium-Grade	4.0	11.2	1.00
	Low-Grade	50.3	1.5	1.66
Inferred Total		54.3	2.2	2.66

Notes:

1.	CIM (2014) definitions were followed for all Mineral Resource categories.
2.	Mineral Resources are estimated at a uranium cut-off grade of 1.00% U3O8.
3.	Tonnes are based on bulk density weighting.
4.	Mineral Resources are estimated using a long-term uranium price of US$65/lb.
5.	Minimum grade width of one metre was applied to the resource domain wireframes.
6.	Bulk density was interpolated using values derived from a regression curve based on U3O8 assay values.
7.	Numbers may not add due to rounding.

12

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The Indicated Mineral Resources at Hurricane are highly insensitive to cut-off grade due to the high-grade and compact nature of the deposit, as illustrated in the following table:

Resource Category	Cut-off Grade (% U3O8)	Tonnage (000 t)	Grade (% U3O8)	Contained Metal (Million lb U3O8)
Indicated	0.05	63.8	34.54	48.61
	0.25	63.8	34.54	48.61
	0.50	63.8	34.54	48.61
	0.75	63.8	34.54	48.61
	1.00	63.8	34.54	48.61
	2.00	63.8	34.58	48.61
	3.00	63.4	34.78	48.58
	5.00	60.1	36.54	48.29
	10.00	44.1	46.95	45.65
Inferred	0.05	288.2	0.73	4.67
	0.25	199.6	0.99	4.37
	0.50	124.5	1.37	3.77
	0.75	82.3	1.76	3.20
	1.00	54.3	2.23	2.66
	2.00	11.5	5.57	1.42
	3.00	5.1	9.62	1.08
	5.00	4.0	11.21	1.00
	10.00	2.0	13.42	0.61

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. For further information on the Hurricane Resource Estimate, please see the technical report entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” filed on August 11, 2022 on the Company’s profile at www.sedarplus.ca.

Winter 2023 – Diamond Drilling

The 2023 winter program followed up drilling on the eastern portion of the Kernaghan trend to test favourable results previously identified in the summer of 2022. Six holes totalling 1,909 metres were completed (Figure 3). Drill hole LE23-146 was designed to test previously defined basement alteration (drill hole LE22-144) and intersected hematite and hydrothermal clay alteration in the basement that is typically proximal to uranium mineralisation in the Athabasca Basin. The remaining holes were designed to systematically test along the two kilometres of alteration strike length intersected in the 2022 winter drill program. For further information, refer to the Company’s press release titled “IsoEnergy Provides Winter Exploration Update” filed on April 21, 2023 on the Company’s profile at www.sedarplus.ca.

Winter 2023 – Geophysics

Two lines of Stepwise Moving Loop Transient Electromagnetic (“SWML TEM”) survey lines totaling 26.8 kilometres were completed at Western Kernaghan (Figure 3) over an untested magnetic low corridor. The objective of the survey was to pinpoint basement conductors to target first-pass drill testing of the area. Historically, conductors have been outlined along strike, east of the property boundary.

13

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 3 – Larocque East - Kernaghan East Trend Exploration Drilling Results & Ground Geophysical Survey Areas

Summer 2023 - ANT Surveying

ANT surveys were completed directly over the Hurricane deposit with further survey extensions north, south and east of the known uranium mineralization. The preliminary results of the ANT surveys successfully outlined a consistent low velocity feature that overlaps with the drill defined alteration halo spatially associated with the Hurricane deposit (Figure 4). Furthermore, the ANT survey also highlighted several other areas with a similar low velocity signature to the Hurricane deposit alteration halo. One of these is along strike east of the deposit on the same conductor corridor and has roughly the same footprint as the low velocity feature associated with the Hurricane deposit. Drilling in 2024 will follow up ANT results integrated with other geophysical and drill hole information.

14

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 4 – Plan view of the Hurricane deposit area on the Larocque East Project showing the association of the Hurricane deposit with electromagnetic conductors (interpreted as a response to graphitic faults in graphitic pelitic gneiss basement units) and the association with a pronounced low seismic velocity zone (interpreted as a response due to as clay altered, desilicified, fractured sandstone) as measured by the ANT survey. Additional ANT velocity anomalies defined along strike of the Hurricane zone and south of it are being evaluated as drill targets.

Hurricane Deposit
Larocque East
Geiger
ATHABASCA BASIN
McClean Lake
Roughrider
Midwest Lake
McClean Sue Trend
Eagle Pt.
Collins Bay
Rabbit Lake
Natona Bay
Sand Lake
Cigar Lake
Thorburn
Ranger
West Bear
Paul Bay
McArthur River
N
ANT Survey
Hurricane Deposit
Brittle Fault
Larocque East
1 km
IsoEnergy Mineral Tenure
2023 IsoEnergy Drill Hole
IsoEnergy Drill Hole
Historical Drill Hole
Conductor - Strong/Moderate/Weak
ANT Anomalous Zone - Strong
ANT Anomalous Zone - Moderate
Magnetic High

Summer 2023 – Diamond Drilling

Six drill holes totalling 2,175 metres were completed at Larocque East (Figure 5). Four holes were dedicated to expansion of Hurricane. Drill hole LE23-155 targeted the unconformity 26.5 metres west of drill hole LE21-78c1 and intersected 8.5 metres averaging 4.1% U3O8 between 325.0 to 333.5 metres downhole, which includes an intercept of 6.8% U3O8 over a 1.0 metre interval from 327.0 to 328.0 metres and includes a higher-grade interval of 23% U3O8 over 1.0 metre from 331.5 to 332.5 metres (Figure 5). Additionally, a single hole was completed to test resistivity targets north of Hurricane. The drill hole added valuable knowledge in understanding the geology of the project area.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Radioactive intersections encountered during the 2023 summer drilling program were as follows:

Hole ID	From (m)	To (m)	Length (m)	Radioactivity (CPS)	U3O8 (%)	Orientation (Azm/Dip)	Hole Length (m)	Location
LE23-155	325	333.5	8.5	>10,000	4.1	-90/180	356	Hurricane
incl.	327	328	1	>5,000	6.8
incl.	331.5	332.5	1	50,000	23

For further information, refer to the Company’s press release titled “IsoEnergy Provides Summer Exploration and Corporate Update” filed on October 24, 2023 on the Company’s profile at www.sedarplus.ca.

Figure 5 – Plan view of the Hurricane deposit on the Larocque East Project showing the deposit outline and the location of 2023 drill holes, including mineralized hole LE23-155.

Outlook: Winter 2024 – Diamond Drilling

Drilling of 3,150 metres is planned to test two targets to the east of the Hurricane deposit within the conductor corridor, defined by the ANT survey conducted in the summer of 2023. The ANT survey identified a significant low velocity response which is located ~1.5 kms to the west of the Hurricane deposit (Figure 4). This new geophysical anomaly is interpreted to represent alteration in the sandstone, similar to the response seen at the Hurricane deposit. During the previous exploration phase (from 2019 to 2022), post the Hurricane discovery, the westward exploration drill hole fences were focussed into a narrow band along the southern conductor trend. As a result of this prior focus no previous exploration drill holes have tested the new geophysical anomaly.

Geiger Project

Winter 2023 - Geophysics

Six lines of SWML TEM surveying completed at the Geiger Project, advanced three areas to a drill-ready level (Figure 6).

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Three SWML TEM profiles completed in the Q23 North area identified a 2.1-kilometre strike length of basement conductors. The 2.1 kilometre-long Q23 North area has been tested by only two historical drill holes, Q23-003 and Q23-010. Q23-003 intersected moderate structure and alteration in the basal sandstone as well as fault structures in the graphitic basement rocks. Q23-010 intersected moderate sandstone structure and alteration as well as weakly graphitic basement rocks. Anomalous U-partial values as well as other pathfinder elements were intersected in the sandstone of both drill holes. Relevant historical drilling was also completed on an area owned by F3 Uranium Corp. north of this area which reported structure and alteration in several drill holes as well as two metres of anomalous radioactivity with a peak of 2,300 cps 20 metres below the unconformity in drill hole ML22-006 (F3 Uranium Corp. News Release August 10, 2022).

Conductive anomalies were also identified in the Q24 and Bent Lake areas. Historical drilling in the Q24 area comprises five drill holes, Q24-001 through Q24-005. Q24-001 intersected anomalous radiometry at the unconformity (up to 2,450 cps) and a graphitic basement as well as elevated radiometry hosted in pitchblende-coated fractures throughout the basement. Drill fences on either side along section of this hole failed to identify an extension of the uranium mineralization. No historical drilling has been completed in the Bent Lake survey area; however, uranium mineralization has been intersected to the northwest as well as to the southeast of the survey area with drill holes Q23-005 and Q23-009. Drill hole Q23-005 intersected strong structure and alteration in the basal sandstone as well as anomalous radiometric peaks extending ten metres into the basement with a maximum of 5,674 counts per second. Drill hole Q23-009 intersected strong structure and alteration in the basal sandstone as well at a peak of 723 counts per second above the unconformity.

Figure 6 – Geiger Project Ground Geophysical Survey Areas

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Ranger Project

Summer 2023 – Diamond Drilling

Three diamond drill holes totaling 1,299 metres were completed in the first IsoEnergy drilling program on the Ranger Project (Figure 1). RG23-01 and RG23-02 were targeted to follow up results from 1994 Cameco Corporation drillholes along the Bird Lake Fault. RG23-03 was targeted to test an un-drilled conductor identified by the winter 2022 Fixed Loop Transient Electromagnetic (FLTEM) survey carried out by IsoEnergy in winter 2022.

RG23-03 intersected zones of strong bleaching, structure-hosted clay alteration, and pyrite-rich fracture linings in the sandstone, along with moderate illite straddling the unconformity. Discrete graphitic structures were intersected from 483.1 to 490.7 metres associated with 13.3 parts per million uranium by ICPMS partial digestion from 480.0 to 485.0 metres. Results from RG23-03 warrant further drilling along the northern conductor trend.

RG23-01 and RG23-02 intersected zones of anomalous illite alteration in the sandstone immediately above the unconformity. Geological interpretation suggests further drilling is required to sufficiently test the targets in this area.

Airborne Geophysical Surveying

Geotech Ltd completed a helicopter-borne Versatile Time Domain Electromagnetic (VTEM™ Plus) and horizontal magnetic gradiometer geophysical survey at the East Rim Project in June 2023. The survey covered approximately 1,136 line-kilometres. The VTEM™ Plus system is excellent at locating discrete conductive anomalies as well as mapping lateral and vertical variations in resistivity. A conductivity domain outlined by the 2023 VTEM™ Plus survey, density low anomalies identified by the 2022 Falcon gravity survey, historic ground EM conductors and alteration in historic drill holes are all present in the area of interest (Figure 7). The results of this VTEM™ Plus survey will be integrated with the magnetic and gravity surveys that were conducted in 2022 to generate basement hosted targets for initial reconnaissance drill testing in 2024. Importantly, the sandstone cover on the property is thin, ranging from no sandstone cover to 265 metres in previous drilling.

Efforts at the early-stage East Rim Project have continued to focus on basement-hosted targets where multiple layers of geophysical data stack and allow the Company to vector into a potential uranium mineralised system located under this thin cover.

Xcalibur Multiphysics (“Xcalibur”) conducted multiparameter airborne geophysical surveys at IsoEnergy’s early-stage Trident and Collins Bay Extension projects. The surveys employed Xcalibur’s FALCON® Airborne Gravity Gradiometry system to acquire high-resolution gravity, magnetic, and radiometric (spectrometry) datasets. Gravity and magnetic data is expected to improve the property-wide understanding of basement geology and assist in the identification of potential alteration zones, while gamma ray spectrometry aims to locate anomalous radioactivity related to near-surface showings and radioactive boulder trains such as those that led to the discovery of several notable uranium deposits including Key Lake and Triple R.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 7 – East Rim map with an area of interest outlined. A conductivity domain outlined by the 2023 VTEM™ Plus survey, density low anomalies identified by the 2022 Falcon gravity survey, historic ground EM conductors and alteration in historic drill holes are all present in the area of interest.

Claim Staking

Nine claims totalling 6,281 hectares were staked in the Eastern Athabasca in 2023 to extend the Larocque East, Full Moon, Edge, Collins Bay Extension, Geiger and Rapid River Projects and establish the Ward Creek property in an under-explored prospective corridor and the Ledge Project, located adjacent to the southeast margin of the Athabasca Basin where previous work has identified both northeast trending metasedimentary rocks and EM conductors with the potential to host basement style uranium mineralization.

Canada – Quebec

The Company acquired the Matoush and Dieter Lake properties on December 5, 2023 through the Merger. There was $8,433 of expenditure on these properties for the 26 days up to December 31, 2023. A brief description of the properties are as follows:

Matoush

The Matoush Project is an advanced stage exploration project centrally located in the province of Quebec, 210 kilometres north of the Cree community of Mistissini and approximately 275 kilometres north of the town of Chibougamau. The property currently comprises 407 mining claims covering a total area of 21,595 hectares. The overall project area extends approximately 24 kilometres from north to south and up to 12 kilometres in width.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Uranium was first discovered on the property by Uranerz Energy Corp. in 1980, with subsequent work by Ditem Exploration Inc., who optioned the property to Strateco Resources in 2005. Mineralization at Matoush is similar to Athabasca unconformity type uranium deposits, with regard to its occurrence in Proterozoic sedimentary rocks exhibiting similar alteration styles and structural controls. A notable divergence in the nature of the deposit at Matoush from the typical Athabasca-style deposit is the lack of uranium mineralization at the actual unconformity. Uranium mineralization at Matoush occurs primarily in relatively flat lying accumulations between 150 metres and 600 metres above the basement unconformity within Indicator Formation Sandstones, where they are breeched by structures. The penetrating structures have acted as conduits for the flow of mineralizing fluids and are often themselves associated with more steeply dipping zones of mineralization.

Exploration potential within the project area is considered positive, as mineralization is open to both the north and south along strike from the existing resource. In the property area, 538 drill holes totaling approximately 234,707 metres have been completed.

Dieter Lake

The Dieter Lake property is located in North-Central Quebec and occurs within a Lower Proterozoic sedimentary basin, within the Superior Structural Province of the Precambrian Shield. Between Hudson Bay and Labrador Trough, north-central Quebec, are two east-west trending belts of sedimentary outliers attributed to the Sakami Formation. The Gayot Lake outlier, which is host to the uranium mineralization at Dieter Lake, measures approximately 52 kilometres east-west, by 12 kilometres north-south. Suggested deposit types for the uranium mineralization at Dieter Lake have included unconformity-type, black shale type, and syngenetic stratabound.

Uranerz Exploration and Mining conducted significant exploration at Dieter Lake in the late 1970s and early 1980s. Extensive mapping and sampling programs were completed, involving the collection of rock, soil, lake water, and lake sediment samples. Airborne and ground geophysical programs were completed; as well as, diamond drilling, including at least 145 holes.

More recently, in 2011, Fission Energy Corp. completed a 10 hole, 1,781 metre drill program designed to establish continuity and expand mineralization where higher grades and thickness were reported, gain a greater understanding of the deposit with the intent of building a more predictive geological model, and determining the dominant mineral deposit type.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

United States - Utah

The Company acquired the Tony M, Daneros, Rim and Sage Plain Projects on December 5, 2023 through the Merger. There was limited expenditure on these properties for the 26 days up to December 31, 2023. A brief description of the properties follows.

Figure 8 - The Location of the Company’s properties in Utah

Tony M Mine, Garfield County, Utah, United States

The Company’s Tony M Mine is situated in southeastern Utah, about 338 kilometres (208 miles) southeast of Salt Lake City, and 107 kilometres (68 miles) west of the town of Blanding.

The principal feature of the Tony M Mine is a currently inactive underground uranium mine that was developed in the 1970s to exploit two large sandstone-hosted uranium deposits, Tony M and Southwest, that are situated on the properties currently controlled by the Company. The Tony M Mine is comprised of 74 unpatented lode mining claims, covering an area of approximately 558 ha. (1,378 acres) and one State of Utah uranium mining lease that covers an additional 258 ha. (638 acres), for a total of 816 ha. (2,016 acres).

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 9: Tony M Mine Project location and claim boundaries including historical workings and approximate outline of known mineralization.

The Tony M Mine, which was first developed by Plateau Resources in the late 1970s, is a large-scale room and pillar operation that is accessed through two northwest trending parallel declines that are approximately 3,109 metres (10,200 feet) in length. Several areas of previous mining (by former owners Plateau Resources and Denison Mines Inc.) adjoin the main access drifts. In addition to the underground mine workings, the Tony M Mine has comprehensive surface facilities that is comprised of well-maintained equipment shops, warehouse, electrical generator system, engineering and management office and personnel services building and fuel depot. The surface facilities and the mine have been well maintained in a manner that would facilitate an re-development program which could result in a return to production when commodity prices increase to an acceptable level as determined by the Company.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The mining complex was designed to exploit the Tony M and Southwest uranium-vanadium deposits (Southwest is a northerly extension of the Tony M deposit), which are generally flat-lying zones of uranium mineralization (“tabular” deposits) that are hosted in sandstones near the base of the Salt Wash Sandstone, the lowermost Member of the Jurassic-age Morrison Formation, which is host to numerous similar sandstone-hosted uranium deposits in southeastern Utah, southwestern Colorado, northeastern Arizona and northwestern New Mexico. Although occurrences of uranium-vanadium mineralization are exposed in canyon walls in the vicinity of the Tony M surface facilities, neither the Tony M nor Southwest deposits themselves are exposed at the surface. Uranium and vanadium mineralization occurs as discrete lenses of mineralization principally in the lowermost sandstone (“lower-lower”) of the Salt Wash, with lesser amounts of mineralization hosted in the “middle-lower” and “upper-lower” sandstones. Individual mineralized lenses range from 2 to as much as 12 inch thickness, a few tens to as much as one thousand feet in width, and may extend for a distance of more than 2,000 feet in length.

The Tony M and Southwest uranium deposits, as well as the nearby Frank M and Bullfrog deposits (not owned by the Company) were discovered through surface exploration drilling by Plateau Resources (the Tony M deposit) and Exxon Minerals (the Southwest deposit) in the mid-1970s. The deposits were defined by nearly 1,900 vertical “conventional” (open-hole) rotary and vertical core holes. All drill holes were logged with a continuous surface-recording wireline geophysical probe that measured gamma-ray radioactivity in the drill holes, as well as self-potential and single point resistivity of the host sandstones intersected by the drill holes. Radiometric assays for uranium grades were calculated from the gamma-ray logs in accordance with industry-standard practices, and grades were determined from chemical assays of core samples. Collectively, nearly 1,900 holes have been drilled on the Tony M Mine lands.

Plateau Resources placed the Tony M Mine into production in the late 1970s and operated the mine until 1983, when production was terminated due to low uranium prices. During Plateau Resources’ production phase at the Tony M Mine, they produced approximately 237,000 short tons of material containing 573,500 pounds of U3O8. Plateau Resources did not recover any vanadium during their mining and processing program. In 2007, a subsequent owner of the project, Denison Mines, rehabilitated the mine workings, constructed new surface support facilities and reactivated the mine, subsequently ceasing mine production in late 2008 due to unfavorable uranium prices. During Denison’s operation of the mine, they produced a further 94,100 short tons of material containing 310,000 pounds of U3O8. As was the case with the Plateau Resources mining program, Denison did not recover vanadium from the deposit. There has not been any further production from the Tony M Mine.

The following is a summary of the Resource Estimate for Tony M (effective September 9, 2022):

Resource Classification	Tonnage (short tons)	Grade (%U3O8)	Contained Metal (lbs. U3O8)	Mill Recovery %
Indicated	1,185,000	0.28	6,606,000	96
Inferred	404,000	0.27	2,218,000	96

Notes:

1.	CIM (2014) definitions were followed for all Mineral Resource categories.
2.	Uranium Mineral Resources are estimated at a cut-off grade of 0.14% U3O8.
3.	The cut-off grade is calculated using a metal price of $65/lb U3O8.
4.	No minimum mining width was used in determining Mineral Resources.
5.	Mineral Resources are based on a tonnage factory of 15 ft3/ton (Bulk density 0.0667 ton/ft3 or 2.14 t/m3).
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Past production (1979-2008) has been removed from the Mineral Resource.
8.	Totals may not add due to rounding.
9.	Mineral Resources are 100% attributable to the Company and are in situ.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. For further information on the Tony M resource estimate, please see the technical report entitled, “Technical Report on the Tony M Mine, Utah, USA Report for NI 43-101” filed on December 13, 2022, on Consolidated Uranium’s profile at www.sedarplus.ca.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Outlook: 2024 – Reopening of Mine Workings

The Company plans to reopen the main decline into the Tony M mine and gain underground access by the end of the first half of-2024. This is expected to facilitate the assessment of the mine’s underground conditions, enable direct analysis of the uranium mineralization in place, and allow for the collection of necessary data required to prepare an efficient mine plan. The work program also includes underground and surface geological mapping of the sandstone-hosted uranium and vanadium mineralization to allow for more precise extraction plans for inclusion in an updated economic study. The Company also intends to complete a study, which will provide further details on a potential restart date and a mine plan that will provide production plans and rates, expected operational costs and capital requirements.

Daneros Mine Project, San Juan County, Utah, USA:

The Company’s Daneros Project is a fully developed and permitted underground mine, situated in southeastern Utah, USA, approximately 360 kilometres (220 miles) southeast of the Utah state capital, Salt Lake City, and 63 kilometres (40 miles) west of the town of Blanding, Utah.

The Company holds one State of Utah uranium mining lease, covering an area of approximately 258 ha. (640 acres) and 174 unpatented lode mining claims, covering an area of about 1,316 ha (3,270 acres). Collectively the Company controls mineral rights covering an area of approximately 1,574 ha. (3,910 acres).

Figure 10: Daneros Mine Project location and claim boundaries including historical workings and approximate outline of known mineralization.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The Daneros Project is located in the White Canyon mining district of southeastern Utah, an area that has been the scene of considerable exploration, mining and production of uranium since the 1950s. Uranium deposits in the White Canyon mining district are hosted in the Shinarump Conglomerate, the lowermost unit of the Triassic-age Chinle Formation, which hosts numerous uranium deposits throughout southeastern Utah. The Shinarump Conglomerate is exposed at the surface in many of the deeply incised canyons and along the edges of the numerous mesas that are the dominant style of topography in the vicinity of the project. It is comprised of wide-spread thin units of sandstone and mudstone, with thicker beds of coarse-grained sandstones and conglomerates that were deposited in “channels” (also referred to as “scours” that were cut into the underlying rocks as the Shinarump member was being deposited).

Uranium mineralization occurs as tabular bodies and “poddy” accumulations within the channel sands and scours, commonly within bends and along the margins of individual channels, where there were concentrations of decaying organic debris and plant material. In some instances, younger Shinarump channels cut, or “scoured” into underlying channels creating thick zones of very coarse-grained sandstones and conglomeratic sands, and in such localities large and robust uranium deposits were formed. The very large Happy Jack mine (located about 4 miles northwest of the Daneros Project) and the main Daneros deposit itself are examples of such productive geologic settings. The mineralization at the Daneros mine is in the lower part of the Shinarump Conglomerate, especially where the channel cut into the rocks of the underlying Moenkopi Formation. Uranium mineralization occurs primarily as the mineral uraninite, and it occurs as fine-grained coatings on sand grains, fillings of the pores between sand grains, as partial replacements of carbonized wood and other organic debris, and as individual grains.

Rim Mine Project, San Juan County, Utah, USA:

The Rim Project (also referred to in published literature as the Columbus-Rim mine) is located in southeastern part of the US state of Utah, approximately 380 kilometres (235 miles) southeast of Salt Lake City, and 57 kilometres (30 miles) northeast of the town of Blanding.

The Company’s property holdings at the Rim Project includes two State of Utah uranium mining leases covering approximately 453 ha. (1,120 acres), a single lease of privately owned mineral rights covering approximately 65 ha. (160 acres), 44 unpatented lode mining claims owned by the Company and covering approximately 350 ha. (870 acres) and three unpatented lode mining claims leased from a third party, covering about 23 ha. (57 acres). The collective land position controlled by the Company at the Rim Project covers an area of approximately 892 ha. (2,207 acres). The Rim Project is the site of a currently inactive underground uranium and vanadium mine that has been operated periodically during periods of strong uranium and/or vanadium prices.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Figure 11: Rim location and claim boundaries including historical workings and approximate outline of known mineralization.

Uranium and vanadium mineralization occurs as a series of discrete pods or tabular bodies of mineralization that are hosted within medium to coarse-grained sandstones within the so-called Top Rim unit of the Salt Wash Member of the Jurassic-age Morrison Formation. Mineralized bodies show a distinct preference to thicker intervals of the sandstones, which represent the depositional stream channels that were responsible for the formation of much of the Salt Wash Member sandstones. Within the so-called “channel sands” mineralization was deposited in areas that have high concentrations of decayed plant “trash”, or organic debris, which served as chemical reductants that facilitated the precipitation of uranium mineralization from uranium-rich ground water that migrated through the channel sands. It is more likely common to find accumulations of mineralized bodies concentrated in “bends” and “meanders” of the channel sands than in other parts of the channel sand complexes. Individual mineralized bodies may attain thicknesses of 2 to 10 feet, widths of several 10’s of feet to a few 100’s of feet, and lengths of many 10’s of feet to several 100’s of feet. Grades commonly range from 0.10% U3O8 up to 0.40%, with small local zones that will have grades in excess of 1% U3O8. In the case of the Rim mine mineralized system vanadium grades are commonly greater than 1% V2O5, making the mineralization at the Rim Project one of the higher-grade vanadium projects in the southeastern Utah-southwestern Colorado region.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Access to the Rim Project mineralized horizon is either through a decline at the west end of the project area or through a 220 metres (720 feet) deep vertical shaft. The shaft is reported to be blocked at a depth of about 95 metres (312 feet) and the nature of the blockage is not known. Power lines connect the property with the electrical grid, and the project has two buildings (one containing the hoist for the shaft) and a headframe on site.

Sage Plain Project, San Juan County, Utah, USA:

The Sage Plain Project is located in the Slick Rock District, 24 kilometres (15 miles) northeast of Monticello, Utah and 86 road kilometres (54 miles) from the White Mesa Mill. The property consists of two fee mineral leases covering about 388 ha. (960 acres) (Calliham and Crain) and a Utah State lease of 259 ha. (640 acres). It also consists of a high vanadium-to-uranium ratio.

The Calliham mine property was explored in the early 1970s by Hecla Mining Company. The lease was acquired by Atlas Mineral Corporation and the mine was brought into production in 1976. It operated again briefly in 1990-1991. All infrastructure from the historic mine has been removed and all permits have lapsed however, the underground workings remain relatively intact and the declines could be reestablished for quick re-entry.

United States - Virginia

The Company acquired the Coles Hill Project on December 5, 2023 through the Merger. There was limited expenditure on Coles Hill for the 26 days up to December 31, 2023. A brief description of the project follows:

Coles Hill Project

The Coles Hill Project is located in south central Virginia, United States, and is the largest undeveloped uranium deposit in the United States.

Coles Hill is located on gently rolling hills in Pittsylvania County, southern Virginia, on approximately 3,000 acres in close proximity to established infrastructure and skilled labour. Virginia is one of the leaders in the United States nuclear industry, home to four high-performing nuclear power plants, commercial nuclear fuel production and engineering services, and significant naval nuclear infrastructure.

The property was drilled from 1979 until 1984 with 182 rotary-percussion holes (totaling 124,799 feet) and 74 NQ core holes (totaling 65,082 feet), totaling 256 holes and 189,881 feet. In 2008, Virginia Uranium, Inc. completed the drilling of seven rotary-percussion (RP) holes (totaling 8,758 feet) and three NQ core holes (totaling 4,510 feet). Between 1982 and 1983, a subsidiary of Union Carbide completed a feasibility study to put the deposit into production, but the project was shelved due to the drop in the price of uranium. At that time, a 5,000-ton per day open pit mine and mill was envisioned. The project lay dormant until 2007 when Virginia Uranium, Inc. drilled 12 holes to confirm historic drill results.

The Coles Hill Project consists of two deposits, Coles Hill North and South. Uranium mineralization occurs in three distinct episodes with the earliest and strongest mineralization consisting of coffinite and uranium rich apatite with chlorite and anatase in narrow (cm scale) zones within cataclasite and fault breccia. The initial phase is cut by calcite-pitchblende-anatase-pyrite and then by barium-zeolite-pyrite-quartz- pitchblende-anatase vein sets. The productive phases are cut by three non-ore mineral bearing phases dominated by chlorite, calcite and quartz, respectively.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The uranium deposition mechanism at Coles Hill is similar to that in the Athabasca Basin as indicated by the presence of alteration minerals hematite, epidote and chlorite. The deposition mechanism in the Athabasca Basin has produced high-grade uranium mineralization which might occur in the untested deeper parts of the Coles Hill deposits.

Australia

The Company acquired the Ben Lomond, Milo, Queensland Exploration and Yarranna Projects on December 5, 2023 through the Merger. There was limited expenditure on these properties for the 26 days up to December 31, 2023. A brief description of these properties are as follows:

Ben Lomond Project

The Ben Lomond uranium deposit is associated with Late Palaeozoic felsic intrusives and volcanics in north-eastern Queensland, Australia. Ben Lomond lies towards the north-western margin of the Townsville-Bowen volcanic field, in the overlap with the more northerly Newcastle Range-Featherbed volcanic field. The similar Maureen deposit is located towards the western margin of the latter field.   Ben Lomond is some 50 kilometres WSW of the city of Townsville, while Maureen is a further 340 kilometres to the NW.

These deposits are the biggest of a large number of uranium-fluorine-molybdenum occurrences and radiometric anomalies that are associated with the extensive late Palaeozoic continental felsic volcanics and related intrusives of the Coastal Range Igneous Province that overlie and intrude the Georgetown-Coen Province of north-eastern Queensland and Cape Yorke Peninsular.

Milo Uranium-Copper-Gold-REE Project

The Milo deposit is located in Queensland, Australia and is a large IOCG breccia style system where base and precious metal mineralization occurs as moderate to steeply north-east dipping, sulphide rich breccia zones which are enclosed by a zone of TREEYO-P2O5 enrichment forming a halo to the base metal mineralization. Drilling by GBM from 2010 to 2012 totalled 32 drillholes with each phase of drilling extending the mineralization to the north and south. The drilling has delineated continuous uranium, copper and rare earth element mineralization over a strike length of 1 kilometre and up to 200 metres wide.

Queensland Projects

The West Newcastle Range Project is an advanced stage exploration project located five kilometres northeast of Georgetown and approximately 40 kilometres southeast of the Georgetown uranium project. The West Newcastle Range exploration licence application consists of 78 sub-blocks covering a total area of 25,500 hectares (255 km2). Extensive uranium exploration has been carried out between 1973 and 1983, including airborne and ground based radiometrics, VLF-EM, rockchip and stream geochemical sampling, geological mapping and over 36,000 metres drilled over various uranium prospects.

The Teddy Mountain Project is located approximately 230 kilometres west of Townsville and 180 kilometres west of the Ben Lomond Uranium-Molybdenum Project that contains historic mineral resources. Teddy Mountain comprises 100 sub-blocks covering a total area of 32,500 hectares (325 km2). Precious metal, base metal and uranium exploration activities were carried out from 1969 to 1983 and from 2008 to 2017. The Teddy Mountain Project is underexplored for uranium with exploration to date limited to 30 shallow drill holes totaling approximately 3,000 metres drilled mostly during the late 1970s early 1980s with 12 holes in 2009. Many historic drill holes failed to reach target depths due to drilling issues, and both the surface defined, and drill-intercepted mineralization remains open.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The Ardmore East Project is located approximately 70 kilometres south of Mt Isa and 1 kilometre west of Dajarra in the state of Queensland, Australia. The tenement comprises 100 sub-blocks covering an area of 319.4 km2 (31,940 ha). Exploration of the Ardmore district began in 1952 with various explorers looking for Cu-Pb-Zn mineralization in Mt Isa Group equivalents, as well as uranium in the Eastern Creek Volcanics. To date, the Ardmore East Project comprises two uranium prospects (Ardmore East and Black Sunday) and several copper occurrences scattered throughout the property.

Yarranna Project

The Yarranna Project is an advanced stage exploration project located in the Eucla Basin of southwest South Australia. Uranium mineralization was first discovered on the project in the 1980s by the Carpentaria Exploration Company Pty Ltd., which carried out extensive uranium exploration up until 1988, including geophysics (resistivity, airborne photographic survey, airborne mag and radiometric survey, ROAC survey), drilling (rotary, air core/RC, diamond drilling) and associated downhole probing (Gamma, Resistivity, SP) and assays. This work led to the discovery of four uranium prospects named Yarranna 1 to 4. Between 2007 and 2009, Iluka Resources Limited, conducted an airborne survey and rotary and air core and drilling for uranium.

Argentina

The Company acquired the Laguna Salada and Huemul Projects on December 5, 2023 through the Merger. There was limited expenditure on these properties for the 26 days up to December 31, 2023. A brief description of these properties are as follows:

Laguna Salada

Laguna Salada is an advanced exploration project located in the central part of Chubut Province, Argentina. The property is located about 270 kilometres southwest of the provincial capital, Rawson, and approximately 230 kilometres from the main commercial port city of Comodoro Rivadavia. Reconnaissance work on Laguna Salada was first conducted in 2007 by another company, with the aim of confirming anomalies detected in a 1978 airborne radiometric survey undertaken by Comisión Nacional de Energía Atómica, Argentina’s National Nuclear Authority (“CNEA”).

The CNEA recognized that the Uranium mineralization is related to “caliches” – partial cementation of the host by calcium carbonates. “Caliche”- and “Calcrete”-type deposits are surficial Uranium deposits found in semi-desert environments. Caliche-type deposits differ in that they typically occur in unconsolidated clastic sediments such as gravel, as opposed to cemented sediments in the case of Calcrete-type Uranium deposits. Examples of surficial Uranium deposits are Lake Maitland in Western Australia and Langer Heinrich in Namibia. Laguna Salada is similar to the free-digging Tubas Red Sand deposit in Namibia.

Mineralisation at Laguna Salada occurs in a tabular, gently undulating layer that contains yellow-green Uranium-Vanadium minerals at shallow depth in unconsolidated, sandy gravel. The mineralised layer lies beneath shallow soil and typically a barren cap of gravel on the top of the mesas. The entire Uranium-Vanadium mineralization at Laguna Salada lies within three metres of surface in unconsolidated material in the flat, gravel plain that extends from the foothills of the Andes to the Atlantic coast in southern Argentina.

Huemul

The Huemul Project is an early-stage exploration project located in the southern part of Mendoza Province, Argentina. Huemul consists of approximately 27,220 hectares of exploration claims centred around CNEA’s historic Huemul-Agua Botada mine, Argentina’s first producing Uranium mine. The Argentinian government discovered the Huemul-Agua Botada Zone in 1952 and exploited the deposit between 1955 and 1975. Historically, ore was treated in a concentration plant at the nearby town of Malargüe.

29

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Uranium-Vanadium-Copper mineralization at Huemul comprises a number of stacked, metres-thick stratabound lenses hosted by an approximately 50-metre-thick packet of conglomerates and arenites, sandwiched by redbeds and intruded by andesite sills. These sedimentary rocks are part of the fill sequence of the Cretaceous Neuquén Basin. Host rocks to the mineralization are highly bituminous and mineralized zones are likely to have been failed petroleum-gas traps.

Approximately 130,000 tonnes were historically mined from the Huemul Mine averaging 0.21% U3O8, 2.0% Cu and 0.11% V2O5, while the production from the adjacent Agua Botada deposit averaged approximately 0.13% U3O8 and 0.10% Cu. The hypogene ore-related minerals at Huemul-Agua Botada include pitchblende, pyrite, marcasite, chalcopirite, bornite, sphalerite and galena, and in the overlying supergene zone uranophane, carnotite, torbenite, malachite, azurite, neoticite and roscolite.

Year ended December 31, 2022

Corporate Activities in 2022

Mr. Peter Netupsky was appointed to the Company’s Board of Directors (the “Board”) on November 1, 2022.

Financings

On December 6, 2022, the Company completed an $18.5 million financing comprised of:

•	A non-brokered private placement of 1,801,802 common shares at a price of $3.33 per share to NexGen for gross proceeds of $6 million;

•	Issuance of an unsecured convertible debenture (the “2022 Debentures”) to Queen’s Road Capital Investment Ltd. for gross proceeds of C$5.5 million (US$4 million);

•	A brokered “bought deal” private placement of 940,000 “flow through” common shares at a price of $5.35 per share for gross proceeds of $5 million; and

•	A brokered private placement of 600,000 common shares at a price of $3.33 per share for gross proceeds $2 million.

Stock options

In the year ended December 31, 2022, the Company issued 1,074,500 common shares on the exercise of stock options for proceeds of $719,891 and granted 3,572,500 stock options with a weighted average exercise price of $3.51 to certain directors, officers, employees, and contractors of the Company.

30

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Exploration and evaluation in 2022

During the year ended December 31, 2022, the Company incurred $10,242,497 of net exploration spending primarily on Larocque East, Geiger, Trident and East Rim, as set out below. See “Outlook” below for future exploration plans.

	Larocque East	Geiger	Trident	East Rim	Other	Total
Drilling	$3,059,131	$941,954	$479,430	$-	$-	$4,480,515
Geological & geophysical	145,353	58,302	8,050	338,475	1,042,899	1,593,079
Labour & wages	435,132	99,714	50,796	27,054	224,269	836,965
Camp costs	521,928	108,280	72,052	-	3,187	705,447
Extension of time payments	-	-	145,734	148,426	175,861	470,021
Geochemistry & Assays	144,963	9,419	16,668	-	19,127	190,177
Travel and other	136,069	19,966	11,920	657	8,912	177,524
Cash expenditures	4,442,576	1,237,635	784,650	514,612	1,474,255	8,453,728
Share-based compensation	998,593	290,928	126,870	38,299	376,759	1,831,449
Total expenditures	5,441,169	1,528,563	911,520	552,911	1,851,014	10,285,177

OUTLOOK

The Company intends to actively explore all of its exploration projects as and when resources permit. The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of its recently acquired properties and the Company’s financial resources.

In 2024, the Company intends to focus its exploration expenditures on the Hawk, Larocque East, Evergreen & Spruce, East Rim, Tony M Mine, Matoush and Cable Projects. The Company also plans to reopen the underground mine workings in preparation for a potential restart of the Tony M Mine. Refer to Exploration and Evaluation Activities – Year ended December 31, 2023 above for further information on the Company’s plans for early 2024.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Annual Financial Statements referred to in this MD&A. The Audit Committee of the Board has been delegated the responsibility to review the Annual Financial Statements and MD&A and make recommendations to the Board. It is the Board which has final approval of the Annual Financial Statements and MD&A.

The Annual Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States and Argentinian operations is the US dollar.

The Company’s Annual Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

31

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Annual Information and Financial Position

The following financial data is derived from the Annual Financial Statements and should be read in conjunction with IsoEnergy’s Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues. The Company did not have any discontinued operations in the three most recent financial years.

	December 31, 2023	December 31, 2022	December 31, 2021
Exploration and evaluation assets	$274,756,338	$71,165,630	$60,955,590
Total assets	347,198,222	97,115,302	84,190,522
Total current liabilities	3,616,879	2,621,742	640,971
Total non-current liabilities	40,560,786	28,272,870	27,635,882
Working capital (1)	51,644,330	25,347,788	22,527,412
Loss for the year	18,688,540	7,374,661	15,780,694
Loss per share - basic and diluted	0.16	0.07	0.16
Cash dividends declared per share	Nil	Nil	Nil

(1)	Working capital is defined as current assets less accounts payable and accrued liabilities.

On December 5, 2023, the Company acquired the following assets and liabilities through the Merger, accounting in large part for the increases since December 31, 2022:

Exploration and evaluation assets	$195,245,636
Other assets
Land, Property and equipment	15,001,899
Marketable securities	7,787,750
Cash	3,651,481
Environmental bonds	2,594,281
Accounts receivable	764,410
Prepaid expenses	331,532
Liabilities
Accounts payable and accrued liabilities	(5,318,213)
Contingent liability	(608,518)
Asset retirement obligation	(1,923,330)
Lease liability	(519,827)
Total net assets acquired	$217,007,101

In the year ended December 31, 2023 the Company capitalized $11,456,260 of exploration and evaluation costs (net of disposals and derecognitions) as further described in “Discussion of Operations” above. Non-current liabilities increased during the period due to a $10,042,280 increase in the fair value of the Company’s US$6 million principal of convertible debentures (the “2020 Debentures”) and the 2022 Debentures (collectively with the 2020 Debentures, the “Debentures”) as discussed in “Results of Operations” below. Working capital increased during the year mainly due to the $36.6 million financing completed on December 5, 2023 and an increase in the fair value of marketable securities during the year, partly offset by the continued utilization of cash on hand to advance the Company’s exploration portfolio and for corporate expenditure.

In the year ended December 31, 2022 the Company capitalized $10,242,497 of net exploration and evaluation costs. Non-current liabilities increased during the period due to the issuance of the 2022 Debentures for gross proceeds of $5.5 million, partially offset by a decrease in the fair value of the Debentures as discussed in “Results of Operations” below. Working capital increased during the year mainly due to the $18.5 million in financing completed on December 6, 2022, partly offset by the continued utilization of cash on hand to advance the Company’s exploration portfolio and for corporate expenditure, combined with a reduction of the fair value of the marketable securities during the year ended December 31, 2022.

32

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The variations to the Company’s annual losses are mainly due to fair value gains and losses on the Company’s Debentures and gains and losses on disposal of assets.

The fair value gains and losses on the Debentures are mostly driven by the change in the Company’s share price during a financial year. In 2023, the Company’s share price increased from $2.91 to $3.69 with a fair value loss on Debentures of $9,768,831, compared to a decrease in the Company’s share price from $3.74 to $2.91 in 2022 with a fair value gain of $2,921,806 and an increase in the Company’s share price in 2021 from $1.87 to $3.74 in 2021 with a fair value loss of $11,036,471.

In 2023 and 2022, the Company had losses on the disposal of assets of $251,028 and $85,386, respectively, and in 2021, the Company had a gain on disposal of assets of $3,595,382.

Results of Operations

The following financial data is derived from the Annual Financial Statements and should be read in conjunction with the Annual Financial Statements.

	For the three months ended December 31		For the Year ended December 31
	2023	2022	2023	2022
General and administrative costs
Share-based compensation	$2,760,452	$2,098,770	$6,378,269	$7,575,501
Administrative salaries, contract and director fees	690,854	386,936	1,621,394	1,412,472
Investor relations	218,473	88,191	540,230	471,317
Office and administrative	127,920	31,344	266,660	215,766
Professional fees	297,779	198,124	743,594	697,236
Travel	30,963	19,548	153,799	111,853
Public company costs	61,517	61,437	311,627	230,640
Total general and administrative costs	(4,187,958)	(2,884,350)	(10,015,573)	(10,714,785)
Interest income	380,492	54,153	747,763	107,178
Interest expense	(5,964)	-	(5,984)	(386)
Interest on convertible debentures	(309,901)	(210,907)	(1,228,251)	(701,609)
Fair value gain/(loss) on convertible debentures	8,649,326	7,503,338	(9,768,831)	2,921,806
Loss on sale of assets	(251,028)	-	(251,028)	(85,386)
Foreign exchange (loss)/gain	(16,791)	(32,129)	(23,661)	73,777
Other income	4,882	-	4,882	-
Gain/(loss) from operations	4,263,058	4,430,105	(20,540,683)	(8,399,405)
Deferred income tax recovery	367,780	278,711	1,852,143	1,024,744
Income/(loss)	$4,630,838	$4,708,816	$(18,688,540)	$(7,374,661)

33

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Three months ended December 31, 2023

During the three months ended December 31, 2023, the Company recorded income of $4,630,838, compared to income of $4,708,816 in the three months ended December 31, 2022. The main drivers of the difference between the two periods include a $1,145,988 increase in the fair value gain on the Debentures and a $326,339 increase in interest received in the three months ended December 31, 2023, partially offset by increases of $661,682 in share-based compensation and $303,918 in administrative salaries, contractor and director fees in the three months ended December 31, 2023, as further described below.

General and administrative costs

Share-based compensation was $2,760,452 in the three months ended December 31, 2023, compared to $2,098,770 in the three months ended December 31, 2022. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options, calculated using the graded vesting method. Stock options granted to directors, consultants and employees vest over two years, with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including the Black-Scholes value of the options granted, the number of options granted in recent periods and whether options have fully vested or have been cancelled in a period. The charge to earnings was higher in the three months ended December 31, 2023 due to a higher number of options issued to directors and corporate employees during the current period as a result of the Merger.

Administrative salaries, contractor and directors’ fees at $690,854 for the three months ended December 31, 2023, increased from $386,936 during the prior period due to increased bonus payments in 2023 and the inclusion of salaries and contractor fees for the expanded management team subsequent to the completion of the Merger.

Investor relations expenses were $218,473 for the three months ended December 31, 2023, compared to $88,191 in the three months ended December 31, 2022 and related primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the three months ended December 31, 2023 due to increased industry conference attendance and marketing expenses in connection with the completion of the Merger.

Office and administrative expenses were $127,920 for the three months ended December 31, 2023 compared to $31,344 in the three months ended December 31, 2022, and normally consist of office operating costs and other general administrative costs. The increase in the three months ended December 31, 2023 is mainly as a result of the addition of expenses from multiple offices subsequent to the Merger and website development related costs in the three months ended December 31, 2023.

Professional fees were $297,779 for the three months ended December 31, 2023, compared to $198,124 for the three months ended December 31, 2022. Professional fees normally consist of legal fees related to the Company’s business activities, as well as accounting and tax fees related to regulatory filings. Professional fees were higher in the three months ended December 31, 2023 mainly due to business development activities and increased audit fees in connection with the Merger.

Travel expenses were $30,963 for the three months ended December 31, 2023, compared to $19,548 in the three months ended December 31, 2022. Travel expenses relate to general corporate activities and amounts vary depending on projects and activities being undertaken.

Public company costs were $61,517 for the three months ended December 31, 2023, in line with $61,437 in the three months ended December 31, 2022, and consisted primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications.

34

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Other items

The Company recorded interest income of $380,492 in the three months ended December 31, 2023, compared to $54,153 in the three months ended December 31, 2022, which represents interest earned on cash balances. The amounts were higher in the three months ended December 31, 2023 due to higher effective interest rates during the period and higher cash balances resulting from the $36.6 million financing that closed in escrow on October 19, 2023, accruing interest from that date.

Interest expense on Debentures was $309,901 in the three months ended December 31, 2023, compared to $210,907 in the three months ended December 31, 2022. The 2020 Debentures and 2022 Debentures bear interest of 8.5% and 10%, respectively, per annum payable on June 30 and December 31. The increase in the three months ended December 31, 2023 was due to the additional interest payable since the issuance of the 2022 Debentures on December 6, 2022.

The fair value of the Debentures on December 31, 2023 was $37,448,241 compared to $46,010,193 on September 30, 2023. The decrease in the fair value of the Debentures is the result of a fair value gain on the Debentures of $8,561,952 in the three months ended December 31, 2023, consisting of a fair value gain of $8,649,326 included in the statement of loss and a fair value loss attributable to the change in credit risk of $87,374 included in other comprehensive income (loss). During the three months ended December 31, 2022, the fair value gain on Debentures was $7,482,016, including a gain of $7,503,338 included in the statement of loss, and a loss of $21,322 included in other comprehensive income (loss). The Company’s Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). The fair value of the Debentures decreased in the current period due primarily to the decrease in the Company’s share price from $4.45 to $3.69 and other market inputs. As of December 31, the time to maturity of the 2020 Debentures and 2022 Debentures was 1.6 and 3.9 years, respectively.

During the three months ended December 31, 2023, the Company decided to lapse the remaining mineral claims underlying the Whitewater Project and a loss on disposal of $251,028 was recognized on the lapsing of the claims.

Foreign exchange losses were $16,791 in the three months ended December 31, 2023, compared to losses of $32,129 in the three months ended December 31, 2022, and mainly relates to exchange movements on United States dollars held by the Company. The foreign exchange loss was due to a weaker US dollar compared to the Canadian dollar during the period.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended December 31, 2023, this resulted in a recovery of $367,780, compared to a recovery of $278,711 in the three months ended December 31, 2022. The difference is mainly due to a higher level of expenses during the three months ended December 31, 2023.

Year ended December 31, 2023

During the year ended December 31, 2023, the Company recorded a loss of $18,688,540, compared to a loss of $7,374,661 in the year ended December 31, 2022. The increased loss was predominantly the result of a fair value loss on the Debentures of $9,768,831 in the year ended December 31, 2023 compared to a fair value gain of $2,921,806 in the year ended December 31, 2022, partially offset by a decrease of $1,197,232 in share-based compensation in the year ended December 31, 2023.

35

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

General and administrative costs

Share-based compensation was $6,378,269 in the year ended December 31, 2023, compared to $7,575,501 in the year ended December 31, 2022. The charge to earnings was lower in the year ended December 31, 2023 due to a lower volatility input in the Black-Scholes calculation of the fair value per option issued to directors and corporate employees in 2023, compared to previous years.

Administrative salaries, contracts and directors’ fees at $1,621,394 for the year ended December 31, 2023, were higher than the year ended December 31, 2022, which were $1,412,472, due to increased bonus payments in 2023 and the inclusion of salaries and contractor fees for the expanded management team subsequent to the completion of the Merger, partially offset by a severance payment to the former Chief Financial Officer in 2022.

Investor relations expenses were $540,230 for the year ended December 31, 2023, compared to $471,317 in the year ended December 31, 2022 and related primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs were higher in the year ended December 31, 2023 due to marketing expenses subsequent to completion of the Merger.

Office and administrative expenses were $266,660 for the year ended December 31, 2023 compared to $215,766 in the year ended December 31, 2022, and normally consist of office operating costs and other general administrative costs. The increase in the year ended December 31, 2023 is mainly as a result of the addition of expenses from multiple offices subsequent to the Merger, website development related costs and a provision for prescribed rate taxes on the Company’s 2022 flow-though share issuance, partially offset by relocation expenses for the Chief Financial Officer in 2022.

Professional fees were $743,594 for the year ended December 31, 2023, compared to $697,236 for the year ended December 31, 2022. Professional fees normally consist of legal fees related to the Company’s business activities, as well as accounting and tax fees related to regulatory filings. Professional fees were higher in the year ended December 31, 2023 mainly due to business development activities and increased audit fees in relation to the Merger.

Travel expenses were $153,799 for the year ended December 31, 2023, compared to $111,853 in the year ended December 31, 2022. Travel expenses relate to business development and general corporate activities and amounts vary depending on projects and activities being undertaken.

Public company costs were $311,627 for the year ended December 31, 2023, compared to $230,640 in the year ended December 31, 2022, and consisted primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. Costs were higher in the year ended December 31, 2023 mainly as a result of an increase in insurance premiums on directors and officers insurance.

Other items

The Company recorded interest income of $747,763 in the year ended December 31, 2023, compared to $107,178 in the year ended December 31, 2022, which represents interest earned on cash balances. The amounts were higher in the year ended December 31, 2023 due to higher effective interest rates and higher average cash balances during the period.

Interest expense on Debentures was $1,228,251 in the year ended December 31, 2023, compared to $701,609 in the year ended December 31, 2022, with the difference mostly as a result of the additional interest payable since issuance of the 2022 Debentures on December 6, 2022.

36

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The fair value of the Debentures on December 31, 2023 was $37,448,241 compared to $27,405,961 at December 31, 2022. The value of the Debentures increased due to a fair value loss on the Debentures of $10,042,280 in the year ended December 31, consisting of a fair value loss of $9,768,831 included in the statement of loss and a fair value loss attributable to the change in credit risk of $273,449 included in other comprehensive income (loss). During the year ended December 31, 2022, the fair value gain on the Debentures of $2,990,983 consisted of a fair value gain of $2,921,806 included in the statement of loss and a fair value gain attributable to the change in credit risk of $69,177 included in other comprehensive income (loss). The fair value of the Debentures increased in the current year due to the increase in the Company’s share price from $2.91 on December 31, 2022 to $3.69 on December 31, 2023 and other market inputs.

During the year ended December 31, 2023, the Company decided to lapse the remaining mineral claims underlying the Whitewater Project and a loss on disposal of $251,028 was recognized on the lapsing of the claims. During the year ended December 31, 2022, the Company lapsed all the mineral claims underlying the Cable, Eagle, Horizon, and Whitewater East properties, as well of one of the five Whitewater mineral claims and one Evergreen claim and a loss on disposal of $85,386 was recognized on the lapsing of these claims.

Foreign exchange losses were $23,661 in the year ended December 31, 2023, compared to gains of $73,777 in the year ended December 31, 2022, and mainly relates to exchange movements on United States dollars held by the Company. The foreign exchange loss was due to the weaker US dollar compared to the Canadian dollar during the current period.

In the year ended December 31, 2023, the deferred tax recovery was $1,852,143, compared to a recovery of $1,024,744 in the year ended December 31, 2022. The difference is mainly due to the deferred tax recovery on the renunciation of flow-through share expenses in the year ended December 31, 2023 and increased expenditure in 2023.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s Interim and Annual Financial Statements for each of the past seven quarters.

Consistent with the preparation and presentation of the Annual Financial Statements, these unaudited quarterly results are presented in Canadian dollars.

	Dec 31, 2023	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023
Revenue	Nil	Nil	Nil	Nil
Net Income (loss)	$4,630,838	$(21,988,054)	$3,568,387	$(4,899,711)
Net income (loss) per share:
Basic	$0.04	$(0.20)	$0.03	$(0.04)
Diluted	$(0.02)	$(0.20)	$(0.01)	$(0.04)

	Dec 31, 2022	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
Revenue	Nil	Nil	Nil	Nil
Net Income (loss)	$4,708,816	$(10,818,309)	$8,210,514	$(9,475,681)
Net income (loss) per share:
Basic	$0.04	$(0.10)	$0.08	$(.0.09)
Diluted	$(0.02)	$(0.10)	$(0.01)	$(.0.09)

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income/loss per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 the 2022 Debentures, both of which are accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended June 30, 2022, three months ended December 31, 2022, three months ended June 30, 2023 and three months ended December 31, 2023 and losses in every other period.

37

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only minimal interest income on cash, and is expected to have recurring operating losses. As at December 31, 2023, the Company had an accumulated deficit of $60,410,155.

During the year ended December 31, 2023, the Company utilized cash on hand to invest $10,025,350 (net of accounts payable) in exploration and evaluation assets and $6,010,927 for expenditure on its corporate activities, including movements in working capital. During the year, the Company invested $4,000,005 in Latitude Uranium and Atha Energy.

During the year, the Company received $35,601,997 in net proceeds from private placements of common shares, received $1,571,805 from the exercise of stock options and $478,244 from the exercise of warrants, and paid $873,383 in cash interest on the Debentures.

On February 9, 2024, the Company closed a brokered “bought deal” private placement of 3,680,000 “flow through” common shares at a price of $6.25 per share for gross proceeds of $23 million. The underwriters of the private placement were paid a cash commission equal to 6.0% of the gross proceeds of the financing. The proceeds from the flow-through financing are required to be spent on “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada) by December 31, 2025 and the Company is required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2024.

As at the date of this MD&A, the Company has approximately $58.5 million in cash, $19.5 million in marketable securities and $75.5 million in working capital.

The Company’s working capital balance is sufficient to fund the Company’s currently planned exploration activities at its properties for at least the next year, while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s head office and fees and expenditures required to maintain all of its tenements.

The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

The Company raised $18.5 million in financing on December 6, 2022, including $5 million from the issuance of “flow through” common shares. The proceeds from the flow-through component of the financing were to be used to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act. The net proceeds of the remainder of the financing were to be used for further exploration and development of the Company’s Athabasca properties and for general corporate purposes. In 2023, the Company incurred $11,688,303 of net exploration spending primarily on its exploration properties in the Athabasca Basin, funded from the $18.5 million of proceeds from the financing, including $5,029,000 million which was funded from the proceeds of the flow-through component of the financing. The remainder of the $18.5 million in proceeds were used for general corporate purposes in 2023.

38

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The Company’s properties are in good standing with the applicable governmental authority and the Company does not have any contractually imposed expenditure requirements.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held mainly in cash and marketable securities, both of which are highly liquid.

COMMITMENTS AND CONTINGENCIES

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $1,050,000 related to the acquisition of the Ben Lomond Project in Australia in the event that the uranium spot price reaches US$100.

The Company also assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East Project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

OUTSTANDING SHARE DATA

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of February 29, 2024, there were 178,001,425 common shares and 15,245,536 stock options outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy. In connection with the Merger, the Company assumed Consolidated Uranium’s warrant obligations and as a result, the Company may be obligated to issue up to 1,489,731 common shares of the Company upon the exercise of the warrants at a price of $3.30 per common share of the Company, expiring on March 4, 2024. On February 29, 2024, warrants to acquire 214,857 common shares of the Company remained outstanding.

In August 2020, the Company issued the 2020 Debentures with an 8.5% coupon and a five year term, which are convertible at $0.88 per share and in December 2022, the Company issued the 2022 Debentures with a 10% coupon and a five year term, which are convertible at $4.33 per share.

39

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Stock options outstanding as at February 29, 2024, and the range of exercise prices thereof are set forth below:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 - $2.61	3,075,645	1.63	2,227,312	1.25	2.6
$2.62 - $3.11	2,592,452	2.92	2,031,619	2.91	2.9
$3.12 - $3.81	3,208,583	3.45	2,203,583	3.42	3.6
$3.82 - $4.12	2,345,000	3.99	2,345,000	3.99	2.6
$4.13 - $4.54	2,586,648	4.14	1,124,148	4.15	4.4
$4.55 - $5.10	1,437,208	5.00	1,303,875	5.00	2.6
	15,245,536	3.34	11,235,537	3.27	3.2

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2023 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping directors between NexGen and the Company. Certain of the Company’s key management personnel and directors are also directors and/or executives of Latitude Uranium, Premier American Uranium and Green Shift Commodities Ltd. (“Green Shift”), which are also related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Board and corporate officers.

Remuneration attributed to key management personnel is summarized as follows:

Year ended December 31, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$1,070,098	$5,313,954	$6,384,052
Capitalized to exploration and evaluation assets	332,133	588,999	921,132
	$1,402,231	$5,902,953	$7,305,184

Year ended December 31, 2022	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$826,159	$6,521,678	$7,347,837
Capitalized to exploration and evaluation assets	231,184	384,403	615,587
	$1,057,343	$6,906,081	$7,963,424

40

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

As of December 31, 2023:

•	$52,891 (2022: $17,317) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$51,899 (2022: Nil) due from related companies was included in accounts receivable.

During the year ended December 31, 2023, the Company:

•	reimbursed NexGen $28,997 (2022: $26,710) for use of NexGen’s office space; and

•	received $7,044 (2022: Nil) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.6% as a result of the completion of the Merger and NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest. On December 6, 2022, NexGen acquired 1,801,802 common shares of the Company pursuant to a private placement to maintain its pro-rata interest.

On February 28, 2022, the former Chief Financial Officer resigned and was paid $175,997 in accordance with the terms of her employment contract. This is excluded from the table above for the year ended December 31, 2022.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are as follows:

i.	Impairment

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

41

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

ii.	Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options to calculate share-based payment expenses. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payment expense. Refer to Note 15 for further details.

In situations where equity instruments are issued to settle amounts due or for goods or services received by the entity the transaction is measured at the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case the good or services received and corresponding increase in equity are measured at the fair value of the equity instrument issued.

iii.	Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the Debentures. This model involves five key inputs to determine the fair value of the Debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. Refer to Note 13 for further details.

iv.	Mineral resource estimates

The figures for Mineral Resources are determined in accordance with NI 43-101, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

v.	Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

vi.	Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

42

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

vii.	Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

viii.	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable, accrued liabilities, lease liability and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

43

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The marketable securities are Level 1 and Level 2.

Financial instrument risk exposure

As at December 31, 2023, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2023, the Company has cash on deposit with large Canadian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada, Australia and Argentina and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2023, the Company had a working capital balance of $51,644,330, including cash of $37,033,250.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2023. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar accounts payable and accrued liabilities, the Debentures and Australian dollar denominated marketable securities. The Company maintains Canadian, US and Australian dollar bank accounts.

44

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts payable and accrued liabilities, accounts receivable and debt of $1,811,875 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, accounts receivable and investment in 92 Energy. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts payable and accrued liabilities, accounts receivable and marketable securities by $235,712 that would flow through other comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties. The following are certain risk factors that could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking information relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.

Negative Operating Cash Flow and Dependence on Third-Party Financing

The Company has no history of earnings or of a return on investment, and there is no assurance that any of its properties or any business that the Company may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. As a result, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of capital expenditures and the Company’s ability to conduct further exploration activities at its properties depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Larocque East Property or the Tony M Mine, or require the Company to sell one or more of its properties (or an interest therein).

45

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Although the Company has been successful in raising funds to date, additional financing may not be available when needed, or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing IsoEnergy Shareholders. The Company’s access to third-party financing depends on a number of factors including the price of uranium, the results of ongoing exploration and development, any economic or other analysis performed with respect the Company’s properties, a significant event disrupting the Company’s business or the uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition, prospects and outlook.

Price of Uranium

The Company’s profitability and long-term viability depend, in large part, upon the market price of uranium. The price of uranium has historically experienced, and may experience in the future, volatility and significant price movements over short periods of time. Market price fluctuations of uranium could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control, including but not limited to, demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

A decrease in the market price of uranium could adversely affect the Company’s ability to finance the exploration and development of its properties, which would have a material adverse effect on the Company’s future results of operations, cash flows and financial position. In addition, declining uranium prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s exploration and development prospects, cash flows and financial position. Depending on the price of uranium and other minerals, any cash flow from future mining operations may not be sufficient and the Company could be forced to discontinue production, if any, and may lose its interest in, or may be forced to sell, some of its properties (or an interest therein). Future production, if any, from the mining properties of the Company is dependent upon the prices of uranium and other minerals being adequate to make these properties economic.

Public Acceptance of Nuclear Energy and Alternate Sources of Energy

Maintaining the demand for uranium at current levels and achieving any growth in demand in the future will depend on society’s acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological, and environmental factors affecting the nuclear industry, including reinvigorated public attention following the 2011 accident at Fukushima in Japan, the industry is subject to public opinion risks that could impact the demand for nuclear power and the future prospects for nuclear power generation, which could have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects.

46

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

In addition, the Company may be impacted by changes in regulation and public perception of the safety of nuclear power plants, which could adversely affect the construction of new plants, the demand for uranium and the future prospects for nuclear generation. These events could have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects. A major shift in the power generation industry towards non-nuclear power or non-uranium-based sources of nuclear energy, whether due to lower cost of power generation associated with such sources, government policy decisions, or otherwise, could also have a material adverse effect on the Company’s earnings, cash flows, financial condition, results of operations or prospects.

Competition with Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for uranium, which would materially and adversely affect the Company’s business, financial condition and results of operations. In addition, technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and ultimately put additional pressure on the demand for uranium concentrates.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines.

The Company has not defined current mineral reserves at the Larocque East Property, the Tony M Mine or any of its other properties and there can be no assurance that any of the properties under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that the Company will be able to exploit the resources or, if the Company is able to exploit them, that it will do so on a profitable basis.

Should any mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) uranium prices, which are historically cyclical; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell and profit from the sale of any eventual mineral production from the Tony M Mine, the Larocque East Property or any other project of the Company will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

47

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Market Price of Securities

The Company’s common shares are listed on the TSXV. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

The trading price of the Company’s common shares may increase or decrease in response to a number of events and factors, not related to the Company’s performance, and are, therefore, not within the Company’s control, including but not limited to, the market in which the Company’s common shares are traded, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the common shares. The effect of these factors on the market price of the common shares in the future cannot be predicted.

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in four countries: Canada, the United States, Australia and Argentina, with the corporate office in Canada. Segmented disclosure and Company-wide information is as follows.

Year ended December 31, 2023	Canada	United States	Australia	Argentina	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

Year ended December 31, 2022	Canada
Current assets	$25,900,745
Property and equipment	48,927
Exploration and evaluation assets	71,165,630
Total assets	$97,115,302
Total liabilities	$30,894,612

48

ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Year ended December 31, 2023	Canada	United States	Australia	Argentina	Total
Share-based compensation	$6,378,269	$-	$-	$-	$6,378,269
Administrative salaries, contractor and director fees	1,606,388	5,154	9,852	-	1,621,394
Investor relations	540,230	-	-	-	540,230
Office and administrative	233,529	1,983	1,255	29,893	266,660
Professional and consultant fees	741,111	-	2,483	-	743,594
Travel	151,641	-	2,158	-	153,799
Public company costs	311,627	-	-	-	311,627
Total general and administrative expenditure	$9,962,795	$7,137	$15,748	$29,893	$10,015,573

Year ended December 31, 2022	Canada
Share-based compensation	$7,575,501
Administrative salaries, contractor and director fees	1,412,472
Investor relations	471,317
Office and administrative	215,766
Professional and consultant fees	697,236
Travel	111,853
Public company costs	230,640
Total general and administrative expenditure	$10,714,785

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning IsoEnergy ’s general and administrative expenses and exploration and evaluation expenses and assets is set forth above under “Results of Operations” and in the Company’s statement of loss and comprehensive loss contained in its Annual Financial Statements, which is available on IsoEnergy ’s website or on its profile at www.sedarplus.ca.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to “mineral resources” may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

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ISOENERGY LTD.

For the years ended December 31, 2023 and 2022

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such known and unknown factors that could cause actual results to materially differ from those forward-looking statements include among others, that the results of planned exploration activities are as anticipated, the Company will be able to execute its strategy as expected, new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders; the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, resources may not be converted to reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of IsoEnergy have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR+ website at www.sedarplus.ca or by contacting one of the corporate offices, located at Suite 200 – 475 2nd Avenue S, Saskatoon, Saskatchewan, S7K 1P4 and 217 Queen St. West, Suite 303, Toronto, Ontario, M5V 0P5.

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